Michael Platt
T: +1 720 566 4000
mplatt@cooley.com

June 18, 2015

VIA EDGAR AND USPS

United States Securities and Exchange Commission

Office of Mergers and Acquisitions

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attn: Daniel F. Duchovny

Re:                             Rally Software Development Corp.
Schedule 14D-9 filed June 8, 2015, amended June 10, 2015

SEC File No. 005-87804

Ladies and Gentlemen:

On behalf of our client, Rally Software Development Corp. (“Rally”), we are hereby electronically filing with the Securities and Exchange Commission (the “Commission”) via EDGAR pursuant to the Securities Exchange Act of 1934, as amended, Amendment No. 2 (the “Second Amendment”) to the Schedule 14D-9, initially filed by Rally with the Commission on June 8, 2015 and first amended on June 10, 2015 (together, the “Schedule 14D-9”).

The Second Amendment is being filed in response to the comments received from the Commission’s Division of Corporation Finance (the “Staff”) by letter dated June 15, 2015 from Daniel F. Duchovny (the “Comment Letter”). The numbering of the paragraphs below corresponds to the numbering of the comments set forth in the Comment Letter, the text of which we have incorporated into this response letter for convenience.  We are delivering one courtesy copy of the Second Amendment and one courtesy copy of this letter to Mr. Duchovny.

Staff Comments and Responses

Other Agreements — Support Agreements, page 16

1.             Comment:  Revise your disclosure to name the individuals who entered into the support agreements.

Response: We acknowledge the Staff’s comment and, as requested, Rally has revised the referenced disclosure by amending the first sentence of the Support Agreements section on page 16 as follows:

“In order to induce Parent and Purchaser to enter into the Acquisition Agreement, certain of the Company’s directors and named executive officers (Angela T. Tucci, Bryan D. Stolle, James M. Lejeal,

Mark T. Carges, Thomas F. Bogan, Timothy A. Miller, and Timothy V. Wolf), solely in his or her capacity as a stockholder of the Company, entered into Support Agreements with Parent and Purchaser (the “Support Agreements”), concurrent with the execution and delivery of the Acquisition Agreement.”

Background of Offer and Merger, page 17

2.             Comment:  Revise your disclosure of the negotiation of employment offers with your management to provide additional detail.

Response:  We acknowledge the Staff’s comment and, as requested, Rally has revised the referenced disclosure by amending the Background of Offer and Merger section as follows:

A.            The following paragraphs are added following the fourth full paragraph on page 22:

“On May 18 and 19, 2015, members of management of Parent and the Company met and held discussions to generally review employee matters and the timing for negotiation of employment agreements.

On May 20, 2015, Parent provided offer letters to certain members of Company management.”

B.            The fifth full paragraph on page 22 is amended and restated in its entirety as follows:

“On May 21, 2015, Parent began negotiating with certain members of Company management.  Review and negotiation of certain terms of the employment offers, including treatment of equity, retention awards, tax issues, the definition of good reason and executive tax issues continued through May 27. On May 27, 2015, Parent provided and Company management accepted final offers of employment.”

Reasons for the Recommendation, page 23

3.             Comment:  Revise the third bullet point on page 23 to explain what specifically about the company’s “business, operations, prospects, business strategy, market landscape, assets, cash position and financial condition” supported the board’s recommendation.

Response: We acknowledge the Staff’s comment and, as requested, Rally has revised the referenced disclosure by amending and restating the third bullet point in the Reasons for Recommendation section on page 23 in its entirety as follows:

“Rally’s Business and Financial Condition and Prospects.  The Board’s view of the certainty of realizing a compelling value for Shares in the Offer compared to the continued operation of Rally’s business as an independent standalone entity (including the risk factors set forth in Rally’s Annual Report on Form 10-K for the year ended January 31, 2015, as filed with the SEC on April 7, 2015, Rally’s Quarterly Report on Form 10-Q for the quarter ended April 30, 2015, as filed with the SEC on June 4, 2015).  In reviewing the current business and operations of Rally, the Board focused on (i) the costs and risks associated with entering new markets and managing international expansion, (ii) potential difficulties with integrating

Rally solutions with other software applications, (iii) costs required for continued research and development and (iv) risks associated with Rally’s customer renewal rates, growth in absolute customer count and cost of customer levels.  With respect to Rally’s future prospects, business strategy and market landscape the Board reviewed, among other factors, (i) the overall growth in demand for Agile software products, (ii) the intensifying market competition among peers and (iii) the recent trend of smaller customers becoming more price sensitive and larger buyers becoming slow to make buying decisions.  Regarding Rally’s assets, cash position and financial condition of Rally, the Board reviewed (i) the volatility of credit and equity capital markets and general financial conditions of recent years and (ii) risks to Rally’s ability to consistently generate positive cash flow and sustain profitability.”

*              *              *              *              *

Rally respectfully requests the Staff’s assistance in completing the review of the Schedule 14D-9 and the Second Amendment at your earliest convenience.  Please advise us if we can provide any further information or assistance to facilitate your review.  Please do not hesitate to call me at (720) 566-4012 or Jamie Leigh at (415) 693-2190 with any comments or questions regarding the Second Amendment and this letter. We thank you for your time and attention.

Sincerely,

/s/ Michael Platt

Michael Platt

cc:           Rally Software Development Corp.

David Huberman

James Lejeal

Cooley LLP

Jamie Leigh

June 18, 2015

United States Securities and Exchange Commission

100 F Street, N.W.

Washington, D.C. 20549

Re:                             Rally Software Development Corp.
Schedule 14D-9 filed June 8, 2015, amended June 10, 2015

SEC File No. 005-87804

Ladies and Gentlemen:

In connection with the above-captioned filings, the undersigned hereby acknowledges that:

•                  it is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the United States Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•                  it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

RALLY SOFTWARE DEVELOPMENT CORP.

By:	/s/ Timothy A. Miller
Name:	Timothy A. Miller
Title:	President, Chief Executive Officer and Chairman